SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                Atlantic American Corporation
                                                401(k) Retirement Savings Plan
                                            ------------------------------------
                                                        (Name of Plan)

Date:     07/31/03                                  /s/ John G. Sample, Jr.
     -------------------                    ------------------------------------
                                                      John G. Sample, Jr.
                                                  Senior Vice President & CFO

                          ATLANTIC AMERICAN CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2002

--------------------------------------------------------------------------------

NOTE 7--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as follows for the year 2002:

Net assets available for plan benefits per the financial statements           $        5,915,617
     Less employer contribution receivable                                              (108,093)
                                                                              -------------------
Net assets available for plan benefits per the Form 5500                      $        5,807,524
                                                                              -------------------
                                                                              -------------------

Employer contributions per the financial statements                           $          346,731
     Less employer contribution receivable                                              (108,093)
                                                                              -------------------
Employer contributions per the Form 5500                                      $          238,638
                                                                              -------------------
                                                                              -------------------

Benefits paid to participants per the financial statements                    $          475,707
     Less amounts allocated for withdrawing participants in the prior year               (70,146)
                                                                              -------------------
Benefits paid to participants per the Form 5500                               $          405,561
                                                                              -------------------
                                                                              -------------------


